Annual Meeting of Holders of
Common Shares of
Talisman Energy Inc.
May 1, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business
		Outcome of Vote

1(a)	Ballot on the nominees for election as directors:	For	Withheld

	Christiane Bergevin	763,253,458	15,795,667
		97.97%	2.03%
	Donald J. Carty	723,146,811	55,902,314
		92.82%	7.18%
	William R.P. Dalton	761,482,294	17,566,831
		97.75%	2.25%
	Kevin S. Dunne	764,737,265	14,311,860
		98.16%	1.84%
	Harold N. Kvisle	728,145,598	50,903,527
		93.47%	6.53%
	John A. Manzoni	767,071,952	11,977,173
		98.46%	1.54%
	Lisa A. Stewart	722,206,952	56,842,173
		92.70%	7.30%
	Peter W. Tomsett	721,022,329	58,026,796
		92.55%	7.45%
	Michael T. Waites	764,249,196	14,799,929
		98.10%	1.90%
	Charles R. Williamson	766,098,971	12,950,154
		98.34%	1.66%
	Charles M. Winograd	759,827,792	19,221,333
		97.53%	2.47%

2	The appointment of Ernst & Young LLP,	For	Withheld
	Chartered Accountants as auditor:	773,742,828	21,060,546
		Carried1

3	Ballot, on an advisory basis, on the acceptance of	For	Against
	the company's approach to executive compensation:	681,820,982	97,223,912
		87.52%	12.48%
Footnote:
1	Vote conducted by a show of hands.